August 25, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

         Re:      Wimax EU, Ltd.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed July 6, 2005
                  File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated August 5, 2005 regarding the above referenced filing and the following are our responses:

Prospectus Cover
----------------

1.   Please disclose Mr. Miles' relationship to your Company.

     Answer: The prospectus cover of the SB-2 has been revised to disclose that Mr. Miles is the Company's President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors.

2. Please clarify that any sales of Mr. Miles' shares also will be at the fixed price until your shares are quoted on the OTC Bulletin Board.

     Answer: The prospectus cover has been revised to clarify that any sales of Mr. Miles' shares also will be at the fixed price until the Company's shares are quoted on the OTC Bulletin Board.

About Our Company, page 1
-------------------------

3. Please provide support for your statement that the WiMAX technology is able to provide wireless service over an area as great as 3,000 square miles per antenna.

     Answer: The SB-2 has been revised to disclose that the WiMAX technology is able to provide wireless service over an area of 296 square miles per antenna rather than 3,000 square miles, according to the Intel Technology Journal, Volume 8 Issue 3, August 2004.

4. Provide us independent, objective support that the market you intend to serve is "far more fertile" than that of the U.S.

     Answer: The SB-2 has been revised to further describe the market that the Company intends to serve and to delete all references to "far more fertile."

5. Provide us independent, objective support for your statement that the European phone system was not built out on an analog system and that European conversion to digital under GSM was more rapid tan the U.S. conversion.

     Answer: The SB-2 has been revised to provide support for the above-mentioned statement.

6. We reissue comment 3 in part. Please briefly highlight the status of your developments to date.

     Answer: The SB-2 has been revised to highlight the status of the Company's developments to date.

7. We note your response to our prior comments 26, 27, and 28 from our letter dated April 6, 2005. We note that the fourth paragraph in this section is one you stated you deleted in response to our comment. Please respond to comments 26, 27, and 28 here.

     Answer: The SB-2 has been revised to delete the sections referenced in the prior comments 27 and 28. The SB-2 has been further revised to provide an explanation for the issues raised in comment 26.

8. Please clarify what you plan to offer your customers. Will you operate the broadcast antenna? If you will contract with the operator, what additional value do you intend to add? Will you operate the line-of-sight antenna? Will you sell user antennae? Will you offer an internet connection subscription service?

     Answer: The SB-2 has been revised to disclose what the Company plans to offer its customers.

9.   Clarify when the Intel technology was introduced.

     Answer: The SB-2 has been revised to clarify that the Intel technology was introduced in September of 2004.

Terms of the Offering, page 1
-----------------------------

10. Clarify why this offering will further your goal of having you shares listed on the OTC Bulletin Board. Also explain why this is your goal.

     Answer: The SB-2 has been revised to clarify that this offering will further the Company's goal of being listed on the OTC Bulletin Board because once the Company's SB-2 has been approved, the Company will be deemed a reporting company which is a prerequisite to being listed on the OTC Bulletin Board. The Company intends to be listed on the OTC Bulletin Board in order to obtain additional funding to further its business plan.

11. We note your have 50 shareholders and the list of selling shareholders includes 50 individuals and entities. Please disclose, if true, that all your current shareholders are listed as selling shareholders in this prospectus.

     Answer: The SB-2 has been revised to disclose that all of the Company's current shareholders are listed as selling shareholders in this prospectus.

Risk Factors, page 2
--------------------

12. We note your new risk factor on page 3 regarding technological advancement. Please add a separate risk factor to discuss the Company's and your executives' experience, or lack thereof, with regards to the Wimax technology you seek to market.

     Answer: The SB-2 has been revised to include a new risk factor to discuss the Company's and the executives' lack of experience with the Wimax technology.

Selling Shareholders, page 7
----------------------------

13. Reconcile the 9,715,000 shares mentioned in this section with the 9,700,000 shares mentioned on the prospectus cover. Also reconcile the total number of shares mentioned in the text preceding the table with 13,700,000 shares mentioned in the fee table.

     Answer: The SB-2 has been revised to delete all references to 9,715,000 which were made in error, and to clarify throughout that a total of 13,700,000 are being sold by our selling shareholders, consisting of 9,700,000 shares purchased by 50 shareholders in a recent offering and 4,000,000 common shares underlying options held by Christopher Lee Miles.

Directors, page 10
------------------

14.  Please explain the nature of Dorado's business before the merger.

     Answer: The SB-2 has been revised to explain that Dorado was a dormant business before the merger with no operations.

Security Ownership, page 10
---------------------------

15.  Provide the address for each identified shareholder.

     Answer: The SB-2 has been revised to provide the address for each identified shareholder.

Description of Securities, page 11
----------------------------------

16. Please reconcile the number of outstanding securities shown here with the number in your latest balance sheet.

     Answer: The SB-2 has been revised to reconcile the number of outstanding shares in the Description of Securities section with the number in the Company's latest balance sheet.

Description of Business, page 13
--------------------------------

17. Please clarify when you developed the objectives described in this section. It is unclear whether the disclosure reflects your plan since your incorporation and what your activities have been during that time. Why has it taken this amount of time to develop this state? If you have been involved in other activities, to what extent did those activities progress, and when and why were they abandoned?

     Answer: The SB-2 has been amended to reflect that the Company's original plan was to develop an e-commerce business but that plan was abandoned at the outset with the collapse of the internet market in early 2000. From 2000 until 2004, the Company had no business activities. In October 2004, the Company began developing a business plan in the wireless broadband industry. The Company is now a development stage company dedicated to providing wireless broadband internet service to commercial and residential customers primarily within countries that are members of the European Union.

18. We note your response to our prior comment 18. Please provide us with copies of the reports marked to identify the statistics you cite in paragraphs 5-6 on page 13 and paragraphs 3-7 on page 15. Also provide us with a copy of the information you describe from Wimax Forum on page 17.

     Answer: The above-mentioned supplementary information has been included herein.

19. Please describe what it means when you say you have acquired 40 URL addresses. Also describe how you intend to make this the basis of your network providers.

     Answer: The SB-2 has been amended to reflect that in November 2004 the Company purchased 40 URL website addresses which the Company intends to use to develop a consistent brand name when launching its services in the various individual European Union countries. As a result of its limited funds, the Company will continue with planning and researching the market but has not taken any additional active steps to develop its operations further.

Wimax Wireless Broadband Internet, page 14
------------------------------------------

20. We note your new disclosure regarding the WiMAX technology on page 14. Please balance the positive attributes of such technology with a description of potential shortcomings of the technology. Describe how "robust" the receiving antenna must be to receive a signal.

     Answer: The SB-2 has been amended to balance the positive attributes of such technology with a description of potential shortcomings of the technology.

21. Disclose how you have rights to the intellectual property underlying the products you intend to offer. For example, how have you acquired the Intel technology?

     Answer: The Company does not have any intellectual property at this time and has not acquired the Intel technology.

Market Comparison, page 14
--------------------------

22. Please revise your disclosure "Among the companies we have chosen to create alliances with are Aperto Networks and NetNext Wireless" to clarify that you are seeking to create relationships with such companies, if true.

     Answer: The SB-2 has been revised to clarify that the Company has entered into preliminary discussions with Aperto Networks with regard to developing a business alliance. However, all negotiations with NetNext Wireless have ceased.

The Interactive Website, page 16
--------------------------------

23. Please clarify how you are "working with" the web site developer. Clarify how the web site will operate with your product or service. Also, file any agreements with the developer.

     Answer: The SB-2 has been revised to delete the reference to the web site developer since the Company is no longer in negotiations with the developer.

Management Discussion and Analysis, page 18
-------------------------------------------

24.  Please complete the disclosure in paragraph 7.

     Answer:   The SB-2 has been revised to complete the disclosure in paragraph
               7.

25. Please refer to comment 33 in our letter dated April 6, 2005. Revise your disclosure to quantify the total funds that you will need to raise to meet your stated objectives.

     Answer: The SB-2 has been amended to disclose that the Company will need an additional $1,000,000 to meet the stated objectives.

Market for Common Equity, page 19
---------------------------------

26. Please reconcile the issuances described in this section with the information in your most recent Consolidated Statement of Changes in Stockholders' Equity.

     Answer: This section has been revised to remove the reference to the shares Issued in 1999. This section cannot be reconciled with the Statement of Changes in Stockholders' Equity because the Statement of Changes in Stockholders' Equity reflects the stock splits retroactively.


27. With a view toward disclosure, please tell us why your audited balance sheet as of December 31, 2004 indicates that you have issued more shares than authorized. If your most recent stock split required modification because it resulted in more shares than you were authorized to issue, please expand your disclosure where you mention the "retirement" of shares you were not authorized to issue could result in paid-in capital.

     Answer: Please note that the balance sheet indicates that the Company issued more shares than authorized as of December 31, 2004 because of the retroactive application of the accounting for the stock split that occurred in 2005. Although the Company had enough shares authorized to issue the shares, the balance sheet reflects the historical shares as restated for the stock split which did not occur until 2005.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 22
-------------------------------------------------------------------------

28. Please refer to the changes made in response to comment 40 from our April 6, 2005 letter. The current disclosure refers to the two most recent fiscal year subsequent to December 31, 2004. Under Item 304 of Regulation S-B, you would address the period during your two most recent fiscal years and any subsequent interim period. In any case, please note that this disclosure refers to changes in accountants and not your current auditors if there has been no change. If there were no changes in your accountants you may state so in the disclosure.

     Answer: The SB-2 has been revised to disclose that no changes in accountants have occurred to date.

Condensed Financial Statements March 31, 2005- Page 5
-----------------------------------------------------

Condensed Statements of Operations - Page -2
--------------------------------------------

29. Please note that while this statement may be presented in a condensed format, we would expect that the expense categories and amounts would reconcile to your audited financial statements for fiscal 2004 and 2003 and the period from inception through December 31, 2004. Please revise or advise.

     Answer: The statement of condensed operations has been revised to reconcile to the expense categories in the December 31, 2004 Financial Statements.

30. Pleaser refer to comment 42 in our letter dated April 6, 2005. Please tell us and revise your disclosures to quantify the amount of contributed services you recorded in the first quarter of 2005. If you believe these amounts are not material to your operations please provide us with your materiality analysis.

     Answer: The footnotes have been revised to disclose the in-kind contribution of services contributed by its CEO. As of June 30, 2005, the Company has recorded total in-kind contributed services of $3,000.

31. Please revise to only round your net loss per share calculation to the nearest cent.

     Answer: The net loss calculation has been revised to round to the nearest cent.

Condensed Statements of Changes in Shareholders' Equity (Deficiency) Page-3
---------------------------------------------------------------------------

32 Please tell us why you reflect the issuance of common shares in 1999 and 2000 at a value that is less than the par value of your common stock. Please explain whether or not these issuances met the requirements of law and your articles of incorporation. Tell us why you believe the current presentation showing negative additional paid-in capital is appropriate under U.S. GAAP.

     Answer: The presentation of common stock in 1999 and 2000 has been retroactively adjusted for the stock splits in October 2004 and February 2005 in accordance with U.S. GAAP. The result difference between the original issuance price and the restated amount results in the stock being issued at below par. This difference was adjusted against additional paid in capital. As the initial issuances were at or above the par value of the stock, there is legal issue with the stock issuances.

Note A.  Description of Organization, Page- 6
-------  ------------------------------------

Basis of Presentation and Going Concern, Page-6
-----------------------------------------------

33. Since you do not include a review report from your auditors for the interim period, it is not appropriate to refer to that report in this section. Please revise to exclude these references, or include the referenced report.

     Answer: The disclosure has been revised to delete the reference to the review report.

Note D- Shareholders' Equity, Page- 10
--------------------------------------

34. We note that you did not assign a volatility factor to your valuation of the stock options issued in 2005. It appears that you may be using the minimum value method under paragraph 20 of SFAS 123. Please note that you should not continue to use that method once you have filed a registration statement for your common stock. That is, if the option was issued after the date you first filed your Form SB-2 you should not use that method. Please revise or advise. Please also disclose to whom you issued the options and the nature of the services provided.

     Answer: The black scholes stock option pricing model was used to value the shares. Since the Company does not have a historical volatility to use in the calculation of fair value, we used .0001%, which resulted in an immaterial valuation. Since the Company has had limited operations, it is not appropriate to use historical volatility of companies in its related industries. The disclosure has been to state that the stock options were issued to and the nature of the services provided.

35. Please refer to prior comment 49 from our letter dated April 6, 2005. Please revise to disclose all of the significant terms of the put option. The disclosure should state, similar to your response, that the option gives the Company the right, but not the obligation, to repurchase the shares of common stock. The disclosure should also clarify whether or not the option must be exercised in full, or may be exercised in part. Please tell us in more detail how you evaluated the accounting for this arrangement and disclose how you are accounting for and valuing the put option. Cite the accounting literature upon which you relied. Also, please reconcile with your disclosure on page 58 reflecting that you issued the stock options in exchange for a call option, not a put option. Explain why Mr. Miles agreed to enter into the put option. That is, discuss what consideration he received in exchange.

     Answer: The disclosure has been updated regarding the option. Mr. Miles entered into the call option as consideration for the Company issuing the stock option. The Company accounted for the stock option under APB 25. The Company accounts for the fair value of the call option in accordance with SFAS 150, which requires the Company to adjust the call option to fair value.

December 31, 2004 Financial Statement page F-1
----------------------------------------------

Note E- Commitments and Contingencies - Page F-12
-------------------------------------------------

36. Please refer to prior comment 43 from our April 6, 2005 letter. Please disclose all of the significant terms of your royalty agreement and addendum to royalty included in exhibits 10.2 and 10.6, including the 30-year term of the agreement under section 1(d) of the royalty agreement with your disclosure of a ten year term and the requirement for a an underwritten registration under section 5. Tell us where the agreement discusses the issuance of 1,000,000 shares of stock. Tell us why you are valuing the shares at $0.01 per share. Please revise your interim financial statements to discuss the significant terms and accounting for this agreement and the addendum signed on January 3, 2005. Please also tell us and disclose how you are accounting for the share consideration and tell us why. Cite the accounting literature upon which you relied.

     Answer: The footnote has been revised to disclose the significant terms of the agreement and amended the term disclosed in the financial statement to the term of the contact.

Exhibits
--------

37. Please file the lock-up agreements mentioned on pages 19 and 20 and in your response to comment 46.

     Answer: The SB-2 has been revised to include the lock-up agreement as an exhibit.

38. Please tell us which exhibit reflects the waiver mentioned in your response to comment 37.

     Answer:   The SB-2 has been revised to include the waiver as an exhibit.

Very truly yours,

ANSLOW & JACLIN, LLP


By:     /s/ Gregg E. Jaclin
        ----------------------
            GREGG E. JACLIN

GEJ/jr